UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

EVO Transportation & Energy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26928L 107

(CUSIP Number)

Lance Kravitz

Antara Capital LP

55 Hudson Yards, 47th Floor, Suite C

New York, New York 10001

(646) 762 8591

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26928L 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,483,830*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,483,830*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,483,830*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%†
14	TYPE OF REPORTING PERSON PN, IA

*

Includes (i) 23,884,221 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 599,609 shares of Common Stock issuable upon the exercise of the Warrants owned directly by that certain managed account for which Antara Capital LP serves as investment manager (the “Managed Account”).

†

Based on (i) 15,213,145 shares of Common Stock outstanding as of January 21, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2022 plus (ii) 23,884,221 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 599,609 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,483,830*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,483,830*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,483,830*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%†
14	TYPE OF REPORTING PERSON OO, HC

*

Includes (i) 23,884,221 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 599,609 shares of Common Stock issuable upon the exercise of the Warrants owned directly by that certain managed account for which Antara Capital LP serves as investment manager (the “Managed Account”).

†

Based on (i) 15,213,145 shares of Common Stock outstanding as of January 21, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2022 plus (ii) 23,884,221 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 599,609 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,483,830*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,483,830*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,483,830*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%†
14	TYPE OF REPORTING PERSON IN, HC

*

Includes (i) 23,884,221 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 599,609 shares of Common Stock issuable upon the exercise of the Warrants owned directly by that certain managed account for which Antara Capital LP serves as investment manager (the “Managed Account”).

†

Based on (i) 15,213,145 shares of Common Stock outstanding as of January 21, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2022 plus (ii) 23,884,221 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 599,609 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account.

AMENDMENT NO. 12 TO SCHEDULE 13D

This Amendment No. 12 (this “Amendment No. 12”) amends the Schedule 13D originally filed on September 27, 2019 (the “Original Schedule 13D”, as amended by Amendment No. 1 filed on October 18, 2019 (“Amendment No. 1”), Amendment No. 2 filed on March 2, 2020 (“Amendment No. 2”), Amendment No. 3 filed on March 24, 2020 (“Amendment No. 3”), Amendment No. 4 filed on January 25, 2021 (“Amendment No. 4”), Amendment No. 5 filed on February 9, 2022 (“Amendment No. 5”), Amendment No. 6 filed on February 9, 2022 (“Amendment No. 6”), Amendment No. 7 filed on March 16, 2022 (“Amendment No. 7”), Amendment No. 8 filed on June 1, 2022 (“Amendment No. 8”), Amendment No. 9 filed on July 1, 2022 (“Amendment No. 9”), Amendment No. 10 filed on July 11, 2022 (“Amendment No. 10”), Amendment No. 11 filed on July 14, 2022 (“Amendment No. 11”) and, together with this Amendment No. 12, this “Schedule 13D”). This Amendment No. 12 relates to the common stock, par value $0.0001 (“Common Stock”) of EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”). The address of the principal executive office of EVO is 8285 West Lake Pleasant Parkway, Peoria, Arizona 85382.

Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 12 shall have the meanings ascribed to them in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, Amendment No. 9, Amendment No. 10, and Amendment No. 11.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are filing this Amendment No. 12 to report that on July 15, 2022, the Issuer, certain specified subsidiaries of the Issuer (the “Guarantors”), Antara Master Fund (the “Lender”) and certain current and former executives of the Issuer, or funds affiliated with such executives, entered into a Fourth Extension Agreement (the “Fourth Extension Agreement”) pursuant to which, among other things, the stated maturity date of a loan in an initial principal amount of $9 million from Lender to the Issuer, borrowed pursuant that certain Senior Secured Loan and Executive Loan Agreement dated March 11, 2022, as amended by that certain Extension Agreement dated May 31, 2022, that certain Second Extension Agreement dated June 30, 2022 and that certain Third Extension Agreement dated July 8, 2022, was extended from July 15, 2022 to August 15, 2022.

The foregoing summary description of the material terms of the Fourth Extension Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Fourth Extension Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference in its entirety.

Item 7. Material To Be Filed as Exhibit

99.1 Fourth Extension Agreement dated July 15, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current and former executives of the Issuer, or funds affiliated with such executives.*

99.2 Third Extension Agreement dated July 8, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current and former executives of the Issuer, or funds affiliated with such executives.**

99.3 Second Extension Agreement dated June 30, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current and former executives of the Issuer, or funds affiliated with such executives.***

99.4 Extension Agreement dated May 31, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current and former executives of the Issuer, or funds affiliated with such executives.****

99.5 Senior Secured Loan and Executive Loan Agreement dated March 11, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current and former executives of the Issuer, or funds affiliated with such executives (including the form of the Certificate of Designation adopted by the Board of Directors of the Issuer and filed with the Secretary of State of Delaware on March 11, 2022).*****

*	Filed herewith.
**	Filed as Exhibit 99.1 to Amendment No. 10.
***	Filed as Exhibit 99.1 to Amendment No. 9.
****	Filed as Exhibit 99.1 to Amendment No. 8.
*****	Filed as Exhibit 99.1 to Amendment No. 7.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2022

ANTARA CAPITAL LP

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member